CUSIP No. 27888D101	SCHEDULE 13G	Page 1 of 12

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO.)*

ECO-STIM ENERGY SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

27888D101

(CUSIP Number)

March 28, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888D101	SCHEDULE 13G	Page 2 of 12

EXPLANATORY NOTE
1.	Names of Reporting Persons Bienville Global Opportunities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 5,262,844

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 5,262,844

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,262,844

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 27888D101	SCHEDULE 13G	Page 3 of 12

1.	Names of Reporting Persons BGOF GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 5,262,844

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 5,262,844

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,262,844

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 27888D101	SCHEDULE 13G	Page 4 of 12

1.	Names of Reporting Persons Bienville Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 5,984,205

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 5,984,205

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,984,205

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 27888D101	SCHEDULE 13G	Page 5 of 12

1.	Names of Reporting Persons William Herbert Stimpson, II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 5,984,205

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 5,984,205

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,984,205

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 27888D101	SCHEDULE 13G	Page 6 of 12

1.	Names of Reporting Persons Michael Cullen Thompson, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power 0

		6.	Shared Voting Power 5,984,205

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 5,984,205

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,984,205

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 27888D101	SCHEDULE 13G	Page 7 of 12

Item 1.
(a)	Name of Issuer Eco-Stim Energy Solutions, Inc.
(b)	Address of Issuer’s Principal Executive Offices 2930 W. Sam Houston Parkway North Suite 275 Houston, TX 77043

Item 2.
(a)

Name of Person Filing
Bienville Global Opportunities Fund, LP ("Global Fund");
BGOF GP, LLC, a Delaware limited liability company ("General Partner")

Bienville Capital Management, LLC, a Delaware limited liability company (“Investment Manager”);

William Herbert Stimpson, II

Michael Cullen Thompson, Jr.

(b)	Address of the Principal Office or, if none, Residence 521 Fifth Avenue 35th Floor New York, NY 10175
(c)	Citizenship All entities are organized in Delaware. The individuals are all United States citizens.
(d)	Title of Class of Securities Common Stock, par value $0.001 per share
(e)	CUSIP Number 27888D101

CUSIP No. 27888D101	SCHEDULE 13G	Page 8 of 12

Item 3.	If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;

	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.[1]
	(a)	Amount beneficially owned:
		Global Fund	5,262,844
		General Partner	5,262,844
		Investment Manager	5,984,205
		William Herbert Stimpson, II	5,984,205
		Michael Cullen Thompson, Jr.	5,984,205

	(b)	Percent of class: (1)
		Argentina Fund 2	7.1%
		General Partner 2	7.1%
		Investment Manager	8.0%
		William Herbert Stimpson, II	8.0%
		Michael Cullen Thompson, Jr.	8.0%

CUSIP No. 27888D101	SCHEDULE 13G	Page 9 of 12

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
		Global Fund	0
		General Partner	0
		Investment Manager	0
		William Herbert Stimpson, II	0
		Michael Cullen Thompson, Jr.	0

	(ii)	Shared power to vote or to direct the vote
		Global Fund	5,262,844
		General Partner	5,262,844
		Investment Manager	5,984,205
		William Herbert Stimpson, II	5,984,205
		Michael Cullen Thompson, Jr.	5,984,205

	(iii)	Sole power to dispose or to direct the disposition of
		Global Fund	0
		General Partner	0
		Investment Manager	0
		William Herbert Stimpson, II	0
		Michael Cullen Thompson, Jr.	0

	(iv)	Shared power to dispose or to direct the disposition of
		Global Fund	5,262,844
		General Partner	5,262,844
		Investment Manager	5,984,205
		William Herbert Stimpson, II	5,984,205
		Michael Cullen Thompson, Jr.	5,984,205

(1)	The percentages used throughout this Schedule 13G are based upon 74,577,899 shares of common stock outstanding as of March 16, 2018, as reported in the Company's Annual Report on Form 10-K on March 19, 2018, for the year ended December 31, 2017.

CUSIP No. 27888D101	SCHEDULE 13G	Page 10 of 12

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 27888D101	SCHEDULE 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

April 9, 2018

Bienville Global Opportunities Fund, LP

By:	BGOF GP, LLC, its General Partner

By:	/s/ Donald Stoltz, III
Name:	Donald Stoltz, III
Title:	Chief Operating Officer

BGOF GP, LLC as General Partner of Bienville Global Opportunities Fund, LP

By:	/s/ Donald Stoltz, III
Name:	Donald Stoltz, III
Title:	Chief Operating Officer

Bienville Capital Management, LLC, as Investment Manager of Bienville Global Opportunities Fund, LP, and various separately managed account clients

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member

William H. Stimpson, II, as Managing Member of the Investment Manager and BGOF GP, LLC

/s/ William H. Stimpson, II

M. Cullen Thompson, Jr., as Managing Member of the Investment Manager and BGOF GP, LLC

/s/ M. Cullen Thompson, Jr.

CUSIP No. 27888D101	SCHEDULE 13G	Page 12 of 12

EXHIBIT A

STATEMENT FILED PURSUANT TO RULE 13D-1(K)(1)(III) OF

REGULATION 13D-G OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: April 9, 2018

Bienville Global Opportunities Fund, LP

By:	BGOF GP, LLC, its General Partner

By:	/s/ Donald Stoltz, III
Name:	Donald Stoltz, III
Title:	Chief Operating Officer

BAOF 2.0 GP, LLC as General Partner of Bienville Global Opportunities Fund, LP

By:	/s/ Donald Stoltz, III
Name:	Donald Stoltz, III
Title:	Chief Operating Officer

Bienville Capital Management, LLC, as Investment Manager Bienville Global Opportunities Fund, LP, and various separately managed account clients

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member

William H. Stimpson, II, as Managing Member of the Investment Manager and BGOF GP, LLC

/s/ William H. Stimpson, II

M. Cullen Thompson, Jr., as Managing Member of the Investment Manager and BGOF GP, LLC

/s/ M. Cullen Thompson, Jr.